Exhibit 99.2

StoneCo Ltd.

103 South Church Street, George Town

PO Box 10240, Grand Cayman

KY1-1002, Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on November 14, 2019 at 10:30 a.m., Cayman Islands time. The AGM will be held at the offices of the Company located at 103 South Church Street, Grand Cayman, Cayman Islands.

On or about October 15, 2019, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on October 14, 2019, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 277,366,836 Common Shares were issued and outstanding, including 178,441,062 Class A Common Shares and 98,925,774 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolution to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 10:30 a.m., Cayman Islands time, on November 12, 2019 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Cayman Islands time, on November 13, 2019.

PROPOSAL 1:

REELECTION OF DIRECTORS

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors and the Founding Shareholders (as defined in the Memorandum and Articles of Association), have nominated Messrs. André Street, Eduardo Cunha Monnerat Solon de Pontes, Roberto Moses Thompson Motta, Thomas A. Patterson, Ali Mazanderani and Silvio José Morais, each for reelection as a director of the Company, to serve until the next annual general meeting of shareholders or is removed in accordance with the Company’s Memorandum and Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Current Position/Title
André Street	35	Director and Chairman
Eduardo Cunha Monnerat Solon de Pontes	40	Director and Vice Chairman
Roberto Moses Thompson Motta	62	Director
Thomas A. Patterson	53	Director
Ali Mazanderani	37	Director
Silvio José Morais	56	Director

André Street is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company that geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. from 2015 to June 2018 and currently serves on the board of directors of Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Eduardo Cunha Monnerat Solon de Pontes is the Vice Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Pontes is a founding partner of ACP Investments Ltd - Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., and Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. He has also served on the board of directors of several companies, whether in a capacity as member or advisor, including Site Blindado S.A. and MOIP Pagamentos S.A. In 2005, he founded Braspag Tecnologia em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009. In 2007, he founded Netcredit, a consumer credit company that is geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Between 2012 and 2015, he served as indirect controlling shareholder of Sieve Group Brasil Tecnologia S.A. through certain investment vehicles. Mr. Pontes served as the CEO of Stone Pagamentos S.A. since its inception until early 2018 and currently serves on the board of directors of CVC Brasil Operadora e Agência de Viagens S.A. Mr. Pontes completed studies in data processing from the Pontifícia Universidade Católica do Rio de Janeiro in 2000, an MBA degree in e-business from Fundação Getulio Vargas in 2001, and also completed the Owner President Manager Program at Harvard Business School in 2010. We believe that Mr. Pontes is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a founder of certain of our subsidiaries and one of our executives since inception.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Thompson Motta serves as Chairman of our Finance Committee and Vice-chairman of our Compensation Committee. Mr. Thompson Motta has served as a member of the board of directors of Restaurant Brands International Inc. since 2014, of AmBev S.A. since 1999, of Lojas Americanas S.A. since 2001, and of Sao Carlos Empreendimentos e Participações S.A. since 2001. He also served as a member of the board of directors of Anheuser-Busch InBev from August 2004 to April 2014. Mr. Thompson Motta is also one of the founding partners of 3G Capital Inc., and continues to serve as a member of its board of directors. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Thompson Motta is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a member of the Advisory Committee of DLP Capital LLC.

Thomas A. Patterson is a member of our board of directors, a position he has held since 2018. Mr. Patterson is a General Partner at Madrone Capital Partners, an investment firm based in Menlo Park, California that focuses on investments in founder/family owned businesses, the emerging middle class in China and Brazil, and clean energy technology. Prior to joining Madrone, he was at Weston Presidio, a private equity firm focused on growth equity and leveraged buyout transactions, from 1995 until 2004. Prior to Weston Presidio, he worked for four years at McKinsey & Company and focused on the financial services and building materials industries. Mr. Patterson serves on the Boards of Stone Co., Barry-Wehmiller, Castleton Commodities, View and Dr Consulta. He is active in private land conservation and is a Director-At-Large of the Montana Land Reliance and a trustee of Rare. He holds an MBA from Harvard Business School and an AB in history from Harvard College where he rowed on the Crimson’s varsity lightweight crew team. We believe that Mr. Patterson is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial services sector.

Ali Mazanderani is a member of our board of directors, a position he has held since 2018. Mr. Mazanderani is a partner at Actis, a leading growth market private equity company, which has raised US$14 billion since inception. He joined Actis in 2010 and leads financial technology investments for the firm globally. He has been instrumental in several Actis investments including those in leading payment platforms operating across the world, from Africa and the Middle (Emerging Market Payments) to Southern Africa (PayCorp Investments) to South East Asia (GHL Systems Berhad), India (PineLabs) and Brazil (Stone Group). He is a non-executive director of several companies both in payments — Paycorp, GHL and Stone, as well as other growth market technology companies — Compuscan Holdings (credit bureau) and Upstream Systems (mobile commerce). Before Actis, Mr. Mazanderani was the lead strategy consultant for First National Bank (South Africa) based in Johannesburg. Prior to that, he advised private equity and corporate clients for OC&C Strategy Consultants in London. He holds a Bachelor’s degree in Economics from the University of Pretoria, a Masters in Economics for Development from Oxford University, a Masters in Economic History from the London School of Economics, and an Executive MBA from INSEAD. We believe that Mr. Mazanderani is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial technology sector.

Silvio José Morais is a member of our board of directors, a position he has held since 2019. Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. from 1998 to 2019, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct Tax functions. Between 1988 and 1998, he held various other positions at Ambev S.A. Between 2008 and 2019 he also served as an officer at IAPP – Instituto Ambev de Previdencia Privada, and has been a board member since March 2019. Mr. Morais is also a board member, a position he has held since 2017, and an executive director, a position he has held since 2018, of Fundação Antonio e Helena Zerrenner. Since May 2019 he is a board member at Falconi Participações S.A., the entity which controls Falconi Consultoria, a consultant firm specialized in management. Additionally, between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP. We believe that Mr. Morais is well qualified to serve as a member of our board of directors given his extensive experience and background in financial reporting functions.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

ADOPTION AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

The Company seeks shareholder adoption and ratification of the Company’s 2018 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2018. A copy of the Company’s Audited Accounts is included in the 2018 annual report on Form 20-F which is available on the Company’s website at https://investors.stone.co/financials#sec-filings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2018 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, André Street Dated: October 16, 2019